UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for January, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__        Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____        No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____        No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____        No __X__

Enclosures: SASOL LIMITED | SASOL CONFIRMS INCIDENT AT
LAKE CHARLES CHEMICALS PROJECT (LCCP) LOW-DENSITY
POLYETHYLENE UNIT

Sasol Limited
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary Share ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary Share ISIN code: ZAE000151817
(“Sasol” or “the Company”)
SASOL CONFIRMS INCIDENT AT LAKE CHARLES CHEMICALS PROJECT
(LCCP) LOW-DENSITY POLYETHYLENE UNIT

On Monday 13 January 2020 at 13:15 (US Central Standard Time), Sasol
experienced an explosion and fire at its LCCP low-density polyethylene (LDPE) unit.

The fire was extinguished and all employees and contractors are safe and accounted for.

The new LDPE unit had not yet achieved beneficial operation (BO) as planned for in
December 2019. The unit was in the final stages of commissioning and startup when the incident occurred. The unit has been shut down and an investigation is underway to determine the cause of the incident, the extent of the damage and resulting impact on the LDPE unit’s BO schedule.

All other Lake Charles units and previously commissioned LCCP units, namely the ethane cracker, ethylene glycol/ethylene oxide and linear low-density polyethylene units, are unaffected and operating to plan. The ethane cracker has achieved nameplate capacity following the successful replacement of the acetylene reactor catalyst in the plant during December 2019.

The remaining three downstream units under construction to complete the integrated
LCCP site, Ziegler alcohols and alumina, alcohol ethoxylates and Guerbet alcohols, are also unaffected and remain within cost and schedule as per our previous guidance.

14 January 2020
Sandton
Sponsor: Merrill Lynch South Africa Proprietary Limited
Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative, our climate change strategy and business performance outlook.
Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”,
“target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 January 2020

By:
/s/ M M L Mokoka
Name:  M M L Mokoka
Title: Company Secretary